FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 1, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö     Form 40-F ____

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                               Yes         No  Ö

           If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's Press Release announcing Tenaris Provides Update on Previously Reported Proceedings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Provides Update on Previously Reported Proceedings

Luxembourg, February 1, 2016 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) updates the market on recent developments concerning two previously reported proceedings: (i) the tax assessments against Tenaris's Italian subsidiary Dalmine relating to allegedly omitted withholding taxes, and (ii) the arbitration proceedings in connection with the expropriation by Venezuela of Materiales Siderurgicos S.A. (Matesi), a producer of hot briquetted iron.

On January 27, 2016, a first-instance tax court in Milan rejected the appeal filed by Dalmine against a tax assessment made by the Italian tax authorities in December 2013 related to allegedly omitted withholding taxes on dividend payments made in 2008 – the last such distribution made by Dalmine. This first-instance ruling, which held that Dalmine is required to pay an amount of Euro 220 million (approximately US$240 million), including principal, interest and penalties, contradicts earlier first- and second-instance tax court rulings that had determined that dividend payments made in 2007 were exempt from withholding taxes and, consequently, reversed a prior tax assesment against Dalmine. (The second-instance tax ruling on the 2007 assessment is, however, still under appeal by the Italian tax authorities with the Supreme Court.) Tenaris continues to believe that it has correctly applied the relevant legal provisions; accordingly, Dalmine will appeal the January 2016 first-instance ruling against the second-instance tax court and will also request the suspension of its effects. Based, among other things, on the rulings on the 2007 assessment, Tenaris believes that it is not probable that the ultimate resolution of either tax assessment will result in a material obligation. For more information on the tax assessments relating to dividends paid in 2007 and 2008, see note 12 to Tenaris's financial statements for the nine-month period ended September 30, 2015.
On January 29, 2016, the International Centre for the Settlement of Investment Disputes (ICSID) released its award for the expropriation by Venezuela of Tenaris's and its wholly-owned subsidiary Talta's interests in Matesi. Tenaris and Talta had initiated the arbitration proceedings on August 24, 2011, pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award upheld Tenaris's and Talta's claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of US$87.3 million for the breaches and ordered Venezuela to pay an additional amount of US$85.5 million in pre-award interest, aggregating to a total award of US$172.8 million.
Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world's energy industry and certain other industrial applications.